RECEIVED

2007 MAY 31 A 9:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07023922

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Tel. 01274 806106

25 May 2007

SUPPL

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PROCESSED
JUN 04 2007
THOMSON
FINANCIAL

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

Bradford & Bingley plc

Annual General Meeting 24 April 2007 - Special Business

Two copies of one resolution designated as Special Business and approved by the shareholders at the Annual General Meeting of Bradford & Bingley plc held on 24 April 2007, were forwarded to the UK Listing Authority today. These documents will be available to the public for inspection at the Document Viewing Facility.

End
3 May 2007

Bradford & Bingley plc
Director appointment confirmations

Further to the announcement made on 1 May 2007, appointing Roger Hattam and Mark Stevens to the Board of Bradford & Bingley plc, this is to confirm that there is no information relating to either of these directors to be disclosed under Listing Rule LR 9.6.13.

4 May 2007
End

18 May 2007

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**May 2007**	**April 2007**
Outstanding current balance of mortgages	£6,541,811,096	£6,612,961,089
Number of mortgages	76,783	77,259
Average loan balance	£85,199	£85,595
Weighted average current LTV	60.01%	60.46%
Arrears:		
1 month +	1.81%	1.93%
3 months +	0.70%	0.54%
Repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1) Name of issuer

Bradford & Bingley plc

2) The notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a).

3) Name of person discharging managerial responsibility/director.
Stephen Webster

4) State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3) and identify the connected person.
N/a

5) Indicate whether the notification is in respect of a holding of the person referred to in 3) or 4) above or in respect of a non-beneficial interest.
Person referred to in 3)

6) Description of shares (including class), debentures or derivatives or financial instruments relating to shares.
Ordinary 25p shares

7) Name of registered shareholder(s) and, if more than one holder, the number of shares held by each of them.
Stephen Webster

8) State the nature of the transaction.
Shares received under the terms of a Dividend Reinvestment Plan

9) Number of shares, debentures or financial instruments relating to shares acquired.
88 shares

10) Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage).
N/a

11) Number of shares, debentures or financial instruments relating to shares disposed.
Nil

12) Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage).
N/a

13) Price per share or value of transaction.
450 pence

14) Date and place of transaction.
17 May 2007 - London.

15) Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage).
N/a

16) Date issuer informed of transaction.
21 May 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17) Date of grant
N/a

18) Period during which or date on which it can be exercised
N/a

19) Total amount paid (if any) for grant of the option
N/a

20) Description of shares or debentures involved (class and number)
N/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/a

22) Total number of shares or debentures over which options held following this notification
N/a

23) Any additional information

24) Name of contact and telephone number for queries.
Phil Kershaw 01274 806106

25) Name and signature of authorised company official responsible for making this notification
Phil Kershaw

Date of Notification............21 May 2007

END

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